SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Myanmar Manufacturing Facility

Highway Holdings Limited (the “Company”) owns 84% interest in Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), the company’s manufacturing subsidiary located in Yangon, Myanmar. Kayser Myanmar has been conducting its operations in Yangon, Myanmar, under a lease that expires by the end of 2018. As previously disclosed, Kayser Myanmar has identified a new factory complex in Yangon (the “New Facility”) that will replace the current facility that Kayser Myanmar must vacate by the end of the year. The New Facility, an approximately 65,000 square foot factory estate that currently contains two factory buildings, is located in the same Hlaing Tharyar Township in Yangon as the current manufacturing facility. Also, as previously disclosed, Kayser Myanmar intends to build a third factory building and a new office building on the New Facility.

Under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, neither a foreigner nor a foreign-owned company can own real estate (or shares in a real estate owning company) in Myanmar. Accordingly, since both the Company and Kayser Myanmar are deemed to be foreign-owned companies, neither of them is currently permitted to own any real estate in Myanmar. Although Kayser Myanmar cannot own the facility, it can lease the facility for up to 50 years. Kayser Myanmar has decided to lease the new facility for 50 years and has been negotiating the terms of a definitive lease with Konig Company Limited, a Myanmar company that is owned by two citizens of Myanmar (“Konig Company”).

Most third party landlords in Myanmar are not willing to enter into a 50-year lease. However, the two principals of Konig Company are related to Kayser Myanmar; one of the principals currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. Konig Company intends to operate in a facility adjacent to the facility that Kayser Myanmar intends to lease, and the parties expect that Konig Company will share some of the infrastructure improvements that Kayser Myanmar is constructing on the site. Accordingly, Konig Company has agreed in principle to the 50-year lease.

Konig Company only recently purchased the New Facility. Konig Company has taken possession of the property, but the official ownership registration with the government of Konig Company’s ownership is still being processed and may not be completed soon. Kayser Myanmar and Konig Company have agreed on the principal terms for a lease of the factory, including the 50-year term, but there remain a number of significant open issues to be resolved, including how real estate taxes and utility costs will be allocated and paid. Accordingly, the parties have yet not entered into a lease for the New Facility, and may not be able to do so until the Myanmar governmental has processed all approvals related to Konig Company’s acquisition of the land. No assurance can be given that Kayser Myanmar will in fact be able to enter into a lease, or that the lease will be upon terms that the parties are currently discussing. Furthermore, the lease transaction itself is also dependent upon Konig Company obtaining certain governmental approvals, including the approval of the lease by Myanmar Investment Commission, the receipt of which is not certain.

Because Kayser Myanmar’s existing lease expires in December 2018, Konig Company has allowed Kayser Myanmar to start transferring some of Kayser Myanmar’s operations to the new facility before the formal lease is signed. These preliminary activities include moving some equipment to the new facility and starting construction of the two additional new buildings on the site. The relocation of equipment is expected to continue until at least February 2019. Accordingly, even though Kayser Myanmar has not entered into a lease for the New Facility, Kayser Myanmar and the Company have commenced incurring expenses related to both the relocation of Kayser Myanmar’s operations to the New Facility and to the build-out of the New Facility, which expenses are expected to continue through the end of the Company’s current fiscal year.

As is the custom in Myanmar, the total lease amount must be paid up front upon the execution of the lease. Even though the lease for the New Facility has not been signed, Kayser Myanmar has advanced $950,000 to Konig Company as the up-front rental payment. The Company lent Kayser Myanmar the $950,000 that Kayser Myanmar advanced to Konig Company. The Company currently estimates that it will incur a total of approximately $2,000,000 in (i) up-front payments (including the pre-paid rent), (ii) costs to relocate its operations from its current Myanmar facility to the New Facility, (iii) expenses for transferring machines and equipment from the Company’s Shenzhen, China, plant to the New Facility, and (iv) costs for upgrading the existing two factories at the New Yangon Facility and building the third factory and the new office building To date, in addition to the $950,000 advance to Konig Company, the Company and Kayser Myanmar have incurred about approximately $350,000 in construction and other relocation related costs. Substantially all of the estimated $2 million of expenses are currently expected to be incurred in the current fiscal year ending March 31, 2019.

Press Releases

On November 26, 2018, the Company issued (i) a press release announcing its results for its fiscal second quarter ended September 30, 2018, and (ii) a press release announcing an upcoming dividend payment.

Exhibit Index.

Exhibit No.	Description
99.1	Press release announcing second fiscal quarter results, issued on November 26, 2018.
99.2	Press release announcing future dividend, issued on November 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 26, 2018	By	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer